June 5, 2007

VIA EDGAR

Linda B. Stirling, Esq., Senior Counsel

Ms. Sheila Stout, Senior Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	American Capital Strategies, Ltd.
Registration Statement
File Nos. 814-149; 333-142398

Dear Ms. Stirling and Ms. Stout:

American Capital Strategies, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement”), which was initially filed with the Commission on April 26, 2007. We also submit herewith three courtesy copies of the Registration Statement, which copies are marked to show the Company’s revisions to the initial filing.

The numbered paragraphs below respond to the comments contained in your May 25, 2007 letter to the Company (the “Comment Letter”). In each numbered paragraph, we have set forth the Commission’s comment followed by the Company’s response thereto. Capitalized terms not defined herein have the meaning set forth in the Registration Statement. We hereby request that the Registration Statement not be further reviewed and that its effectiveness be accelerated to no later than 5:00 p.m. (ET) on Tuesday, June 5, 2007.

PROSPECTUS

1.	On page 2 there is a statement that “…we earn base management fees based on the size of our funds and incentive income based on the performance of our funds.” Please discuss the calculation of these fees in further detail in the notes to the consolidated financial statements.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

As explained on page 2 of the Registration Statement and the Pre-Effective Amendment, the Company earns its management fee income from the “asset management business” which it conducts through consolidated operating subsidiaries and wholly-owned asset management portfolio companies. The Company further disclosed on pages 2, 63 and 64 of the Registration Statement (pages 2, 64, 65 and 66 of the Pre-Effective Amendment), that, at December 31, 2006, it provided asset management services through such entities to three external funds, European Capital Limited (“ECAS”), American Capital Equity I, LLC (“ACE I”), and ACAS CLO 2007-1, Ltd. (“ACAS CLO”).

The Company believes it has explained in sufficient detail in Note 15 to the Company’s Consolidated Financial Statements on page F-66 of the Registration Statement and the Pre-Effective Amendment the key economic terms of the investment management agreement between the Company’s wholly-owned consolidated subsidiary, European Capital Financial Services (Guernsey) Limited (“ECFS”), and ECAS, the calculation of the ECAS management fee, cost reimbursement provisions by ECAS, and the details of any incentive income received from either warrants issued by ECAS or the ECAS incentive management fees.

Disclosure regarding the management agreement between American Capital Equity Management, LLC (“ACEM”), the Company’s wholly-owned portfolio company, and ACE I, the calculation of the ACE I management fee and provisions for carried interest (incentive income) is provided in Note 16 to the Company’s Consolidated Financial Statements on page F-67 of the Registration Statement and the Pre-Effective Amendment. The Company further disclosed on page 64 of the Registration Statement (page 65 of the Pre-Effective Amendment) that the ACAS CLO was in a ramp-up stage as of December 31, 2006, and that the fees earned during the period ending on such date were insignificant.

The Company has disclosed on page 65 of the Pre-Effective Amendment that the ACAS CLO completed a $400 million securitization and entered into a new portfolio management agreement with American Capital Asset Management, LLC (“ACAM”), the Company’s wholly-owned portfolio company, in April 2007. As discussed with the Staff during a telephone discussion on May 30, 2007, the Company will include additional disclosure in future periodic filings on the portfolio management agreement between ACAM and the ACAS CLO in the notes to its Consolidated Financial Statements.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

2.	Please explain the relationship between the entities American Capital—European Capital Limited (“ECAS”), American Capital Equity I, LLC (“ACE I”) , and ACAS CLO 2007-1, Ltd (“ACAS CLO”) to American Capital Strategies, Ltd. (the “Company”). Page 11 states that these are funds under management as of December 31, 2006, however, I do not see these companies listed in the Portfolio of Investments. Are these entities consolidated with the Company?

ECAS, ACE I and the ACAS CLO are related to the Company as follows:

•

As provided in Note 15 to the Company’s Consolidated Financial Statements on page F-66 of the Registration Statement and the Pre-Effective Amendment, ECAS is a fund established in September 2005 which originally had €750 million of equity commitments. The Company provided €521 million of the equity commitments and third party institutional investors provided €229 million of the remaining equity commitments. As discussed above, ECAS is managed by a consolidated operating company of the Company, ECFS, in exchange for a management fee and certain cost reimbursements. In addition, ECFS received 18.75 million warrants to purchase participating preferred shares of ECAS representing 20% of ECAS’ participating preferred shares on a fully-diluted basis. At December 31, 2006, the Company had a $654 million investment, at cost, in the participating preferred shares of ECAS. As of December 31, 2006, ECAS was listed as a controlled portfolio company on the Company’s Consolidated Schedule of Investments on page F-19 of the Registration Statement and the Pre-Effective Amendment. The Company provided additional disclosure regarding its investment in ECAS and ECFS in Note 15 on page F-66 of the Registration Statement and the Pre-Effective Amendment.

•

ACE I is a private equity fund with $1 billion of equity contributions and commitments. On October 1, 2006, the Company sold $671 million of equity investments to ACE I, which was accounted for as a sale in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. As discussed above, ACE I is managed by a wholly-owned portfolio

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

company of the Company, ACEM, in exchange for an annual management fee and a carried interest in the net profits of ACE I. As of December 31, 2006, ACE I was not consolidated by the Company or listed as a portfolio company on the Company’s Consolidated Schedule of Investments because the Company did not have an equity or debt investment in ACE I. The Company provided detailed disclosure on ACE I and ACEM in the Registration Statement and Pre-Effective Amendment on pages 31, 63 (pages 31 and 65 in the Pre-Effective Amendment) and in Note 16 to the Company’s Consolidated Financial Statements on page F-67. As disclosed in Note 16, the Company may, from time to time, provide debt financing to ACE I under a bridge loan facility. As of December 31, 2006, there were no amounts outstanding under the facility. If the Company has loans outstanding to ACE I at the end of a reporting period, ACE I will be listed as a portfolio investment of the Company for such period.

•

At December 31, 2006, the ACAS CLO was a fund in a ramp-up stage, which was in process of acquiring a pool of loan assets to collateralize securities to be issued by the ACAS CLO in a future securitization. ACAM, a wholly-owned portfolio company of the Company, is the manager of the ACAS CLO. As disclosed on page 56 the Pre-Effective Amendment, the ACAS CLO completed a $400 million term securitization and entered into a new portfolio management agreement with ACAM in April 2007. As of December 31, 2006, the ACAS CLO was not consolidated by the Company or listed as a portfolio company on the Company’s Consolidated Financial Statements because the Company did not have an equity or debt investment in the fund. However, the Company purchased subordinated securities in the ACAS CLO upon the closing of the securitization in April 2007 and will therefore list the ACAS CLO as a portfolio investment in the Company’s Consolidated Financial Statements for the quarter ended June 30, 2007.

3.	Please confirm in your correspondence that the entities that the Company has consolidated are those that have previously been discussed with the staff of the Office of the Chief Accountant in Investment Management. In addition, please confirm that the consolidated entities are still wholly owned and controlled by the Company and that the entities are still providing substantially all of their services to the Company or its portfolio companies.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

As of December 31, 2006, the Company’s Consolidated Financial Statements include the accounts of American Capital Financial Services, Inc. (“ACFS”), and ECFS. The Company had previously set forth its conclusions regarding the consolidation of ACFS and ECFS with the Staff in a letter dated June 26, 2006, responding to the Staff’s comments on a previous registration statement. As of December 31, 2006, both ACFS and ECFS were still wholly-owned by the Company and were providing substantially all of their services to the Company or its portfolio companies.

As previously noted, ECFS provides investment advisory and management services to ECAS. On May 10, 2007, ECAS closed on an initial public offering (“IPO”) of its ordinary shares and the ordinary shares were admitted to the Official List of the U.K. Financial Services Authority and to trading on the main market of the London Stock Exchange under the ticker symbol “ECAS.” The offering comprised 12.7 million newly issued ordinary shares at a price of €9.84 per ordinary share and represented approximately 12% of ECAS’ outstanding ordinary shares following completion of the IPO. In addition, ECAS granted the underwriters an over-allotment option to purchase up to an additional 1.9 million ordinary shares at a price of €9.84 per ordinary share, which was fully exercised on May 21, 2007.

Prior to the IPO, the Company’s investment in ECAS consisted of 52.1 million participating preferred shares and warrants held by ECFS to purchase 18.75 million participating preferred shares that represented an aggregate 75.5% fully-diluted ownership interest in ECAS. In connection with the IPO, ECFS exercised its warrants to purchase 18.75 million participating preferred shares for an exercise price of €9.50 per share and assigned the shares to the Company. As part of a capital reorganization of ECAS that took effect upon the closing of the IPO, the Company’s 18.75 million participating preferred shares received upon the exercise of the warrants and the Company’s existing 52.1 million participating preferred shares were redesignated as ordinary shares. Subsequent to the IPO and exercise of the underwriters’ over-allotment option, the Company owns 70.8 million ordinary shares, or a 65.4% fully-diluted ownership interest, in ECAS.

Due to the dilution of the Company’s ownership interest in ECAS as a result of the IPO, ECFS is no longer considered to be providing substantially all of its services directly or indirectly to the Company or its portfolio companies. Accordingly, ECFS will be deconsolidated by the Company during the quarter ending June 30, 2007, and will be

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

treated as a portfolio company investment and carried at fair value on the Company’s consolidated balance sheets. The deconsolidation of ECFS will be considered a change in reporting entity and will be accounted for in accordance with FASB Statement No. 154, Accounting Changes and Error Corrections. The Company has disclosed the ECAS IPO and the future deconsolidation of ECFS on page 56 of the Pre-Effective Amendment.

4.	Please explain in your correspondence why it is appropriate to consolidate the wholly-owned statutory trusts that were established to facilitate secured borrowing arrangements under Regulation S-X section 6.03(c)(1). Please include in your response what the purpose of the subsidiary is, who receives services from the subsidiary, does the Company control the subsidiary and if so will they retain control of the subsidiary, the types of services being provided, why the subsidiary was separately created, and what type of company the subsidiary is (i.e. LLC).

The Company established the wholly-owned limited liability companies and statutory trusts to facilitate secured borrowing arrangements. The Company did not establish these entities for the purpose of investing. It is also not the Company’s intention to sell these entities for a gain.

For example, in the Company’s asset securitization that closed in July 2006, the Company created ACAS Business Loan LLC, 2006-1 (“BL LLC”), a wholly-owned Delaware limited liability company, and ACAS Business Loan Trust 2006-1 (“BLT”), a Delaware statutory trust that is wholly owned by BL LLC. As part of the asset securitization, the Company sold $500 million of loans to BL LLC which in turn sold the loans to BLT for $500 million. BLT issued $291 million of Class A notes, $37 million of Class B notes, $73 million of Class C notes, $35 million of Class D notes and $64 million of Class E notes (collectively, the “2006-1 Notes”) to fund the purchase of the loans from BL LLC. The Class A notes, Class B notes, Class C notes and Class D notes were sold to institutional investors and the Class E notes were retained by the Company. The 2006-1 Notes are secured by the $500 million of loans sold to the BLT. The completion of this asset securitization through the transfer of the loans to BL LLC and then to BLT is a “two step” structure where the two transfers are intended to enhance the “true sale” and “bankruptcy remote” characteristics of the initial transaction by isolating the transferred assets beyond the reach of the transferor’s creditors, even in bankruptcy. This is a

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

common structure in asset securitizations, as outlined in paragraph 83 of FASB Statement No. 140.

The transfer of the loans by the Company to BL LLC, however, did not qualify as a sale under FASB Statement No. 140 because it did not meet the criteria of paragraph 9(c) of FASB Statement No. 140. This is because the Company is considered, for accounting purposes, to still maintain effective control over the transferred loans through a removal-of-accounts provision, which permits the Company to repurchase unilaterally a portion of the loans. Paragraph 28 of FASB Statement No. 140 further notes that many common financial transactions isolate transferred assets from the transferor, although they may not meet the other criteria for surrender of control. Thus, in accordance with FASB Statement No. 140, the Company treats its asset securitizations as secured financing arrangements and continues to include loans ultimately transferred to BLT on its balance sheet as disclosed in Note 2 to the Consolidated Financial Statements on page F-39 of the Registration Statement and Pre-Effective Amendment.

BL LLC’s sole asset is its investment in BLT. BLT’s sole assets consist of the transferred loans and any related collection accounts for the 2006-1 Notes and its sole liabilities consist of the 2006-1 Notes. Because the transfer of the loans to BL LLC did not meet the criteria to be accounted for as a sale, the assets and liabilities of BL LLC and BLT are included in the Consolidated Financial Statements of the Company. BL LLC and BLT are both disregarded entities for tax purposes. The Company continues to bear a significant risk of loss, and also continues to actively service the loans held by the BLT. Since the Company is required to include the loans it sold to BL LLC on its balance sheet because the transfer did not meet the sale accounting requirements under FASB Statement No. 140, the only significant difference between consolidating and not consolidating BL LLC and BLT is that the Company is including the notes issued by BLT to third party holders instead of a payable to BL LLC on its balance sheet. The Company also believes that this is more informative to a reader of the financial statements and is also more reflective of the economics of the transaction. The Company’s other asset securitizations have been structured and accounted for in the same manner as the Company’s June 2006 asset securitization.

5.	The Company has several Business Loan Trusts that have been set up for asset securitizations. The disclosure states that these entities are indirect consolidated subsidiaries. Please explain what is meant by indirect.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

The Business Loan Trusts are indirect consolidated subsidiaries because the Company does not own these entities directly; rather, as discussed in our response to comment 4 above, each Business Loan Trust is wholly-owned by a Business Loan LLC, which, in turn, is wholly-owned directly by the Company.

CONSOLIDATED FINANCIAL STATEMENTS

6.	In the Consolidated Statement of Operations ensure that you separately disclose expenses in excess of 5% of the total expenses. (AAG 7.43; S-X 6-.07.2(b))

For the fiscal years ended December 31, 2006, 2005 and 2004, the Company did not incur expenses under any separate expense item that exceeded 5 percent of the Company’s total expenses for such period. Thus, there were no expenses requiring additional disclosure pursuant to Paragraph 7.43 of the Guide or Article 6.07.2(b) of Regulation S-X.

7.	In the Consolidated Statement of Changes there are distributions in excess of net operating income. Please explain why these distributions are not separately stated in the Consolidated Financial Highlights. (AAG 7.74(e), N-1A Item 8). In addition, the Company’s website discloses the distributions as regular dividends. There is no mention that a portion of the distribution is a return of capital. In addition, page 18 of the N-2 states that all of the dividends declared through December 31, 2006 have been distributions of ordinary income.

Under paragraph 7.74(e) of the AICPA Audit and Accounting Guide, Investment Companies (the “Guide”), “(d)istributions to shareholders should be disclosed in a company’s Consolidated Financial Highlights as a single line item except that tax return of capital distributions should be disclosed separately. Details of distributions should conform to those shown in the statement of changes in net assets.” The Company has never made a tax return of capital distribution. Based on the Company’s interpretation of this guidance, the Company only lists one line item for its distributions in its Consolidated Financial Highlights. The instructions to Form N-1A, Item 8, are applicable to registered, open-end management investment companies, not business development companies like the Company. The Company recognizes that the instructions to Form N-2, Item 4.1 require a registrant to furnish Consolidated Financial

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

Highlights in which distributions should be separated into dividends (from net investment income), distributions (from capital gains) and returns of capital. However, pursuant to the instructions to Form N-2, Item 4.1, a business development company (“BDC”) may omit the information called for by Item 4.1. The Company believes that the presentation of its Consolidated Financial Highlights is in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Guide and that it is not required as a BDC to provide the presentation outlined in the instructions to Form N-2, Item 4.1. If, after considering the Company’s response, the Staff continues to believe that the Company should disclose its dividends in its Consolidated Financial Highlights using the same categories included in its Consolidated Statement of Changes in Net Assets, the Company will provide such disclosure in future periodic filings.

The Company has historically paid a “regular” dividend every quarter to its stockholders. In addition, for fiscal years 1998 through 2005, the Company paid an “additional” or “bonus” dividend at the end of the fiscal year, which eliminated payment of a federal excise tax on the Company’s undistributed taxable income during such periods. The Company has historically characterized the recurring quarterly dividends as “regular” and characterized its year dividend as an “additional” or “bonus” dividend.

As disclosed on page 18 of the Registration Statement and the Pre-Effective Amendment, all of the Company’s dividends have been distributions of ordinary income for tax purposes. The Company believes the disclosure of the tax characterization of its distributions is extremely important to its stockholders and should be disclosed in the section “Price Range of Common Stock and Distributions” on page 18 of the Registration Statement and the Pre-Effective Amendment. In the Company’s Consolidated Statement of Changes in Net Assets, the dividends in excess of net operating income are determined in accordance with GAAP, which may differ from ordinary taxable income due to both temporary and permanent book to tax differences. The Company will include additional disclosure in this section in future periodic filings stating that its investment company taxable income differs from net income as defined by GAAP similar to the disclosure in Note 13 to the Consolidated Financial Statements on page F-63 of the Registration Statement and Pre-Effective Amendment.

8.	Please explain in your correspondence whether the Company was in compliance with Rule 19a-1.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

As we previously advised the Staff in response to similar questions raised in November 2003, July 2005 and May 2006, the Company believes that it is in compliance with Rule 19a-1.

Section 19(a) of the Investment Company Act of 1940, as amended, imposes certain disclosure obligations of the Company with regard to dividends. The Company meets these disclosure obligations in a variety of ways.

First, in its regular filings with the Commission, the Company discloses the source of its dividends is ordinary income for tax purposes and provides additional information about its policies with respect to dividends. For example, this disclosure for the years ended December 31, 2006, 2005 and 2004 is included in Note 13 to the Company’s Consolidated Financial Statements on page F-63 of the Registration Statement and the Pre-Effective Amendment and in Item 5 (Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities) of its Form 10-K filing for the fiscal year ended December 31, 2006. The Company further disclosed in Note 13 that its taxable income differs from net income as defined by GAAP due primarily to temporary and permanent differences in interest and dividend income recognition, fee income recognition, stock-based compensation and other expense recognition, returns on capital and net unrealized appreciation or depreciation.

Second, the Company posts the tax characterization of its dividend for the most recently completed fiscal year and its policies with respect to dividends on its website.

Third, in its press releases announcing dividends, the Company discloses the anticipated tax characteristics of each dividend when announced, while the actual tax characteristics of each year’s dividends are reported annually to stockholders on Form 1099-DIV.

Fourth, the Company provides information to its transfer agent, Computershare Trust Company, N.A. for use in the preparation of the Form 1099-DIV statements for the Company’s stockholders, which identifies the tax characterization of the dividend for the year.

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

9.	Note 2 to the Consolidated Financial Statements under the section Consolidation states that under investment company rules and regulations pursuant to Article 6 of Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies the Company is precluded from consolidating any entity other than an investment company. There is also discussion that there is an exception to this general principle. Please clarify the disclosure going forward to indicate that the exception is to the AICPA Audit and Accounting Guide for Investment Companies and not to Article 6 of Regulation S-X. Please note that the staff of the Office of the Chief Accountant needs to assess each entity separately and determine if the exception applies based on facts and circumstances.

The Company will clarify the discussion of consolidation in Note 2 to the Company’s Consolidated Financial Statements on page F-39 of the Registration Statement and Pre-Effective Amendment to indicate that the exception to the general principle is to the Guide in future periodic filings.

10.	Note 11 Shareholders Equity discloses the common share activity for the years ended December 31, 2006 and 2005. The activity listed in Note 11 does not include the line items “Stock-Based Compensation” and “Other” as stated in the Statement of Changes for the capital share transactions. Please list those transactions separately on a going forward basis in the notes to the consolidated financial statements.

Note 11 to the Company’s Consolidated Financial Statements on page F-61 of the Registration Statement and Pre-Effective Amendment discloses only the Company’s common share activity for the years ended December 31, 2006 and 2005 and omits activities that do not result in the issuance, purchase or cancellation of shares of common stock of the Company. The expenses included in the Company’s Consolidated Statements of Operations that did not result in the issuance, purchase or cancellation of shares of the Company’s common stock are disclosed in the line item “Stock-based Compensation” on the Company’s Consolidated Statements of Changes in Net Assets on page F-5 of the Registration Statement and Pre-Effective Amendment and in Notes 5 and 6 to the Company’s Consolidated Financial Statements on pages F-53 through F-57 of the Registration Statement and Pre-Effective Amendment (i.e., 2006 stock-based

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

compensation expense of $16 million attributable to stock options and $19 million attributable to the deferred compensation plan). The line item “Other” on the Company’s Consolidated Statements of Changes in Net Assets is comprised of several small items that did not result in the issuance, purchase or cancellation of shares of the Company’s common stock and are considered immaterial for disclosure in the notes to the Company’s Consolidated Financial Statements. Based on the foregoing, the Company does not believe the listing of “Stock-Based Compensation” and “Other” line items to that activity disclosed in Note 11 to the Company’s Consolidated Financial Statements is necessary.

11.	In Note 16 there is a discussion of the sale of investments to ACE I. Please explain in your correspondence how the sale was accounted for. In addition, please expand on how the Company will co-invest with ACE I.

The Company accounted for the sale of the $671 million of investments to ACE I as a sale transaction in accordance with FASB Statement No. 140. Specifically, the transaction satisfied the requirements of paragraph 9 of FASB Statement No. 140 because (i) the investments had been legally isolated from the Company, (ii) ACE I has the right to exchange the investments it purchased, and no condition both constrains ACE I from taking advantage of such right and provides more than a trivial benefit to the Company, and (iii) the Company does not maintain effective control over the investments through either (a) an agreement that both entitles and obligates the Company to repurchase them or (b) the ability to unilaterally cause ACE I to return specific investments. Thus, in accordance with paragraph 11 of FASB Statement No. 140, the Company recognized all assets obtained upon completion of the sale transaction, which included the cash proceeds and the estimated fair value of the management agreement between ACEM and ACE I because the management agreement is considered as a servicing asset in accordance with paragraph 62 of FASB Statement No. 140. As disclosed in Note 16 to its Consolidated Financial Statements on page F-67 of the Registration Statement and the Pre-Effective Amendment, the Company recorded a net realized gain of $59 million for this sale transaction.

The Company also disclosed in Note 16 that ACE I will co-invest with the Company in an amount equal to 30% of the Company’s future equity investments until the remaining capital commitments of ACE I have been exhausted. As of October 1,

Linda B. Stirling, Esq.

Ms. Sheila Stout

June 5, 2007

2006, the closing date of the sale transaction with ACE I, there was $329 million of remaining capital commitments of ACE I.

* * * * *

In submitting this letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact me at (301) 841-1405.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax

Executive Vice President, General Counsel

and Secretary